UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No. 000-26719

Mercantile Bank of Michigan

401(k) Plan

Mercantile Bank Corporation

310 Leonard Street, NW

Grand Rapids, Michigan 49504

(616) 406-3000

REQUIRED INFORMATION

The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

Mercantile Bank of Michigan

401(k) Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2015 and 2014

Mercantile Bank of Michigan 401(k) Plan
Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6-11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	12

Exhibit List	13

Signatures	14

Exhibit Index	15

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 27, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Mercantile Bank of Michigan 401 (k) Plan

Statements of Net Assets Available for Benefits

December 31,	2015	2014

Assets

Investments, at fair value
Mutual funds	$37,222,474	$37,139,258
Mercantile Bank Corporation common stock	13,863,750	14,976,077
Money market fund	2,267,555	2,254,258

Total investments	53,353,779	54,369,593

Notes receivable from participants	687,038	956,496
Accrued income	7,281	19

Net Assets Available for Benefits	$54,048,098	$55,326,108

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401 (k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2015	2014

Additions

Investment income
Net appreciation (depreciation) in fair value of investments	$127,075	(804,760)
Interest and dividends	2,283,790	2,832,739

Total investment income	2,410,865	2,027,979

Contributions
Employer	1,203,061	918,949
Employee	2,146,981	1,731,387
Rollover	537,074	127,927

Total contributions	3,887,116	2,778,263

Interest from notes receivable	36,786	31,533

Total Additions	6,334,767	4,837,775

Deductions

Benefits paid to participants	7,471,954	7,145,213
Administrative expenses	140,823	77,425

Total Deductions	7,612,777	7,222,638

Net decrease	(1,278,010)	(2,384,863)

Assets Transferred to the Plan	-	35,114,558

Net Assets Available for Benefits, beginning of year	55,326,108	22,596,413

Net Assets Available for Benefits, end of year	$54,048,098	$55,326,108

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

1.     Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan was amended and restated effective January 1, 2013. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

On August 14, 2013, Mercantile Bank Corporation (Mercantile) and Firstbank Corporation (Firstbank) entered into an agreement to merge. Under the terms of the merger agreement, Firstbank was merged with and into Mercantile, with Mercantile as the surviving corporation. The merger became effective on June 1, 2014. As a result, the Firstbank Corporation 401(k) Plan was merged into the Plan effective June 9, 2014, and assets of approximately $35,115,000 were merged into the Plan. Effective June 9, 2014, the Plan changed custodians, and Plan assets were transferred from Charles Schwab Trust Company to Greenleaf Trust Company.

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Beginning January 1, 2014, eligible employees can enter the Plan on the first day of the month following date of hire. Beginning May 1, 2014, the Bank adopted automatic enrollment provisions in which an amount equal to 3% of employee compensation for all newly eligible employees is automatically withheld, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after-tax Roth contributions, and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

Effective January 1, 2014, the Bank made safe harbor matching contributions equal to 100% of the first 4.25% of compensation deferred by each participant subject to certain limitations as specified in the Plan Document. The Bank may also make a discretionary profit sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit sharing contributions in 2015 and 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2015 ranged from 3.25% to 7.75%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Certain administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are charged directly to the participant’s account. Effective June 2014, an annual trustee fee is paid to Greenleaf Trust. The trustee fee is calculated quarterly based on the market value of the Plan assets and allocated to participant accounts on a quarterly basis.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

2.     Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2015 and 2014, approximately 26% and 28%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (ASU 2015-12): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This three-part update simplifies current benefit plan accounting and requires (i) fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value and accordingly removes the requirement to reconcile their contract value to fair value; (ii) benefit plans to disaggregate their investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements; (iii) the net appreciation or depreciation in investments for the period to be presented in the aggregate rather than by general type, and removes certain disclosure requirements relevant to individual investments that represent five percent or more of net assets available for benefits. Further, the amendments in this update eliminate the requirement to disclose the investment strategy for certain investments that are measured using Net Asset Value (“NAV”) per share. These amendments are effective retrospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted.  This update also provides a practical expedient to permit employee benefit plans to measure investments and investment-related accounts as of the month-end that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end, while requiring certain additional disclosures. This portion of the update is effective prospectively for fiscal years beginning after December 15, 2015 and early adoption is permitted.

Plan management reviewed ASU 2015-12, and decided to early adopt this standard as they believe it will simplify Plan accounting and its presentation in the financial statements.  As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.

3.     Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2015 and 2014. There have been no significant transfers in or out of Levels 1, 2 or 3 in 2015 or 2014.

	Investments at Fair Value

December 31, 2015	Level 1	Level 2	Level 3	Total

Mutual funds	$37,222,474	-	-	$37,222,474
Common stock	$13,863,750	-	-	13,863,750
Money market fund	$2,267,555	-	-	2,267,555

Investments, at fair value	$53,353,779	$-	$-	$53,353,779

	Investments at Fair Value

December 31, 2014	Level 1	Level 2	Level 3	Total

Mutual funds	$37,139,258	-	-	$37,139,258
Common stock	$14,976,077	-	-	$14,976,077
Money market fund	$2,254,258	-	-	$2,254,258

Investments, at fair value	$54,369,593	$-	$-	$54,369,593

4.     Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments were managed by Charles Schwab Trust Company (Schwab) and Union Bond and Trust Company (Union) prior to the change in custodian that occurred in June 2014. Schwab and Union were Plan custodians as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 564,945 and 712,468 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2015 and 2014, respectively, represent approximately 3.45% and 4.20% of the Corporation’s outstanding shares as of December 31, 2015 and 2014, respectively.

Cash dividends of $368,702 and $1,031,298 were paid to the Plan by Mercantile Bank Corporation during 2015 and 2014, respectively.

5.     Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

6.     Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 7, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.

Mercantile Bank of Michigan 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Mutual funds
	Blackrock Equity Dividend Fund	84,516	shares	**	$1,774,839
	Fidelity Advisor New Insights	90,316	shares	**	2,406,932
	Franklin Small Cap Value R6	8,145	shares	**	376,400
	Goldman Sachs Mid Cap Value Fund	19,178	shares	**	636,914
	Prudential Jennison Small Cap Z Fund	33,538	shares	**	742,872
	T Rowe Price Mid Cap Growth Fund	17,943	shares	**	1,315,398
	Vanguard 500 Index Admiral Shares	17,062	shares	**	3,215,770
	Vanguard Mid Cap Index Admiral Shares	6,452	shares	**	959,589
	Vanguard Small Cap Index Admiral Shares	14,079	shares	**	746,896
	Delaware Emerging Market	20,943	shares	**	260,945
	Manning & Napier World Opportunities	193,053	shares	**	1,306,971
	Matthews Pacific Tiger Fund	12,917	shares	**	304,060
	Vanguard Total International Index Admiral	35,380	shares	**	857,602
	T Rowe Price Personal Income Fund	60,003	shares	**	1,039,852
	T Rowe Price Retirement 2010 Fund	15,818	shares	**	267,007
	T Rowe Price Retirement 2015 Fund	92,568	shares	**	1,266,325
	T Rowe Price Retirement 2020 Fund	214,751	shares	**	4,228,441
	T Rowe Price Retirement 2030 Fund	298,158	shares	**	6,502,816
	T Rowe Price Retirement 2040 Fund	172,031	Shares	**	3,884,452
	T Rowe Price Retirement 2045 Fund	72,200	shares	**	1,094,556
	T Rowe Price Retirement 2050 Fund	78,543	shares	**	1,000,633
	T Rowe Price Retirement Income Fund	43,963	shares	**	626,028
	Vanguard Intermediate Term Treasury Admiral	22,112	shares	**	248,986
	Vanguard Short Term Treasury ADM	35,246	shares	**	375,375
	Vanguard Short Term Invest Grade Fund Admiral	44,542	shares	**	470,366
	Vanguard Total Bond Market Admiral Shares	123,350	shares	**	1,312,449

	Total mutual funds				37,222,474

	Common stock
*	Mercantile Bank Corporation	564,945	shares	**	13,863,750

	Money market fund
	Northern Institutional Treasury Portfolio	2,267,555	shares	**	2,267,555

	Total Investments, at Fair Value				$53,353,779

*	Notes Receivable From Participants	(3.25% to 7.75%)			$687,038

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan
401(k) Plan

Date: June 27, 2016	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Plan Administrator

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm